

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
100 F Street, NE
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

July 10, 2008

Mr. Otto C. Schwethelm
Chief Financial Officer
Tesoro Corporation
300 Concord Plaza Drive
San Antonio, Texas 78216

> **Re: Tesoro Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2007**
> **Filed February 29, 2008**
> **Schedule 14A**
> **Filed April 3, 2008**
> **Response Letter Dated June 11, 2008**
> **File No. 001-03473**

Dear Mr. Schwethelm:

We have reviewed your response letter and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2007

Note A – Summary of Significant Accounting Policies, page 62

Principles of Consolidation and Basis of Presentation, page 62

1.   We have considered your response to prior comment number three and are unable to agree with your conclusion that the omission of the footnote information containing financial statement information for your subsidiary guarantor's and the parent only information was not a material omission. In this regard, Rule 3-10(f) of Regulation S-X provides relief from providing full financial statements for each of the subsidiary guarantors, not just the subsidiaries that are more than

'minor,' based on providing the condensed consolidating information. Likewise, compliance with Rule 3-10 of Regulation S-X is necessary for the relief under Exchange Act Rule 12h-5; that is, relief from filing periodic reports for each of the guarantor subsidiaries. Therefore, we are unable to agree that a materiality analysis is appropriate in this circumstance. Please amend your Form 10-K for the fiscal year ended December 31, 2007 to provide the condensed consolidating information required under Rule 3-10(f) of Regulation S-X, as well as your Form 10-Q for the fiscal quarter ended March 31, 2008, if applicable.

Schedule 14A filed April 3, 2008

2.   We note your response to our previous comment 5. To the extent you amend your filing in response to comment 1 above, please also update the percentages shown for Mr. Smith in your table on page 51.

Closing Comments

As appropriate, please amend your filings and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Jennifer O'Brien at (202) 551-3721, or Jill S. Davis, Branch Chief, at (202) 551-3683 if you have questions regarding comments on the financial statements and related matters. Please contact John Madison at (202) 551-3296 or me at (202) 551-3740 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director